UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 5, 2015

Motorola Solutions, Inc.

(Exact Name of Registrant as Specified in Charter)

DELAWARE	1-7221	36-1115800
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1303 East Algonquin Road Schaumburg, Illinois	60196
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (847) 576-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On August 4, 2015, Motorola Solutions, Inc. (the “Company” or “Motorola Solutions”) entered into an investment agreement (the “Investment Agreement”) with Silver Lake Partners IV, L.P. and Silver Lake Partners IV Cayman (AIV II), L.P. (collectively, “Silver Lake”), relating to the issuance to one of the Silver Lake entities of $1 billion principal amount of convertible 2.0% unsecured notes, due 2020 (the “Notes”). The transactions contemplated by the Investment Agreement (the “Silver Lake Transactions”) are expected to close on August 25, 2015 (the “Closing”).

On August 5, 2015, the Company issued a press release announcing the Silver Lake Transactions. A copy of this press release is attached hereto as Exhibit 99.1.

Issuance of Convertible Notes

The Notes are expected to be governed by an indenture (the “Indenture”) between the Company and The Bank of New York Mellon Trust Company, N.A. (the “Trustee”), and are expected to bear interest at a rate of 2.0% per annum, payable semiannually in cash. It is expected that the notes will mature in September 2020 subject to earlier conversion.

It is expected that the Notes will be convertible into cash and, at the Company’s option, shares of the Company’s common stock (the “Common Stock”), based on a conversion rate of 14.5985 per $1,000 principal amount of the Notes (which is equal to an initial conversion price of $68.50 per share), in each case subject to customary anti-dilution and other adjustments, including a make-whole adjustment in connection with certain extraordinary transactions.

With certain exceptions, upon a change of control of the Company or the failure of the Common Stock to be listed on certain stock exchanges (a “Fundamental Change”), the holders of the Notes may require that the Company repurchase all or part of the principal amount of the Notes at purchase price of par plus accrued and unpaid interest.

The Indenture will include customary “events of default,” which may result in the acceleration of the maturity of the Notes under the Indenture. The Indenture will also include customary covenants for convertible notes of this type.

Board Representation

In connection with the Closing, the Company will expand the size of the Company’s Board of Directors (the “Board”) and appoint two Silver Lake managing partners, Egon Durban and Greg Mondre, to the Board.

Silver Lake’s rights to Board representation will terminate under certain circumstances, as described in the Investment Agreement, including if Silver Lake and its affiliates beneficially own less than 50% of the Common Stock (on an as-converted basis) owned by Silver Lake immediately following the Closing. The Company also has the right to require that one director affiliated with Silver Lake resign from the Board if Silver Lake and its affiliates beneficially own less than 75% of the Common Stock (on an as-converted basis) owned by Silver Lake immediately following the Closing. In addition, the Company has the right to require that one director affiliated with Silver Lake resign from the Board after the 18 month anniversary of the Closing, in which case Silver Lake’s transfer and conversion restrictions with respect to 50% of the principal amount of the Notes will be released if Silver Lake and affiliates own at least 75% of the Common Stock (on as–converted basis) owned by Silver Lake immediately following the Closing.

For so long as Silver Lake has rights to nominate a director to the Board, the Company has agreed to include such person in its slate of nominees for election to the Board at each of the Company’s meetings of stockholders in which directors are to be elected and to use its reasonable efforts to cause the election of such person.

Standstill and Voting Obligations

Pursuant to the Investment Agreement, Silver Lake has agreed, subject to certain exceptions, that until the earliest of (A) the later of (1) 90 days after Silver Lake no longer has a representative or rights to have a representative on the Board and (2) the three-year anniversary of the closing of the Silver Lake Transactions, (B) the effective date of a change of control of the Company and (C) 90 days after Silver Lake does not beneficially own any Notes or shares of Common Stock other than the shares issued to Silver Lake designees as compensation for their service on the Board (the “Standstill Period”), Silver Lake will not, among other things: (i) acquire any securities of the Company if, immediately after such acquisition, Silver Lake would collectively own in the aggregate more than 12.5% of the then outstanding voting securities of the Company, (ii) propose or seek to effect any tender or exchange offer, merger or other business combination involving the Company, or make any public statement with respect to such transaction, (iii) make, or in any way participate in any “proxy contest” or other solicitation of proxies, (iv) sell, transfer or otherwise dispose of any voting securities of the Company to any person who is (or will become upon consummation of such sale, transfer or other disposition) a beneficial owner of 12.5% or more of the outstanding voting securities of the Company, or (v) call or seek to call any meeting of stockholders or other referendum or consent solicitation.

In addition, Silver Lake has agreed to vote any shares of Common Stock beneficially owned by it in support of Company-nominated directors and otherwise in accordance with the recommendations of the Board.

Conversion and Transfer Restrictions / Registration Rights

The Investment Agreement restricts Silver Lake’s ability to transfer or convert the Notes to Common Stock, subject to certain exceptions specified in the Investment Agreement and summarized below.

Except as described below, prior to the earlier of (i) the second anniversary of the Closing, (ii) such time as there is no Silver Lake affiliated director on the Board (subject to certain exceptions) and (iii) a change of control of the Company, Silver Lake will be restricted from transferring or entering into an agreement that transfers the economic consequences of ownership of the Notes or converting the Notes. Exceptions include, among others: (A) with respect to pledging the Notes or satisfying obligations related to pledged Notes, (B) if at any time the average of the daily volume weighted average price of the Common Stock over ten consecutive trading days exceeds $85 per share, Silver Lake may transfer or convert, at any time after the one-year anniversary of the Closing, up to 20% of the principal amount of the Notes (or shares of Common Stock issuable upon conversion of such notes), and (C) Silver Lake will be released from its transfer and conversion restrictions for up to 50% of the principal amount of the Notes if the Company exercises its right to require that one Silver Lake affiliated director resign from the Board after 18 months following the Closing and at such time Silver Lake beneficially owns at least 75% of the Common Stock (on an as-converted basis) owned by Silver Lake immediately following the Closing.

Subject to certain limitations, the Investment Agreement provides Silver Lake with certain registration rights for the Notes and the shares of Common Stock issuable upon conversion of the Notes.

The foregoing description of the Notes and Investment Agreement is qualified in its entirety by reference to the Investment Agreement and form of Indenture, which are attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and incorporated herein by reference.

Item 2.02	Results of Operations and Financial Condition.

The information in this Form 8-K that is furnished under “Item 2.02 Results of Operations and Financial Condition” and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Act of 1934, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On August 5, 2015, the Company issued a press release announcing, among other things, financial results for the quarter ended July 4, 2015. A copy of this press release is attached hereto as Exhibit 99.2.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of the Registrant

The information contained in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 3.02	Unregistered Sale of Securities

On August 4, 2015, the Company entered into the Investment Agreement, pursuant to which it agreed to sell $1 billion principal amount of the Notes to Silver Lake in a private placement pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The Company will offer and sell the Notes to Silver Lake in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. The Company will rely on this exemption from registration based in part on representations made by Silver Lake in the Investment Agreement.

The information contained in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

The information contained in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

The Compensation and Leadership Committee of the Board has discussed a general framework for a one-time grant of performance contingent stock options (“PCSOs”) to members of the Company’s senior leadership team. The one-time grant is expected to represent approximately 1% of the fully-diluted equity of the Company assuming the completion of the Tender Offer (as defined below). The PCSOs are expected to have a seven-year term and a per share strike price equal to the greater of $68.50 and the closing price of a share of common stock of the Company on the grant date. The PCSOs will vest upon satisfaction of specified Company stock price hurdles which must be maintained for 10-consecutive trading days during the three year period following the grant date – 20% of the total award would vest at an $85 stock price; 30% of the total award would vest at a $102.50 stock price; and 50% of the total award would vest at a $120 stock price. If the stock price hurdles are not met during the three year period the unvested PCSOs will expire. The grant of PCSOs is subject to completion of the Closing and approval by the Compensation and Leadership Committee. The Company will disclose the final terms of the PCSOs if and when the grants occur.

Item 8.01	Other Events.

On August 5, 2015, the Company announced its intention to commence a tender offer on or about August 7, 2015 to purchase up to $2.0 billion in value of its common stock through a modified “Dutch auction” tender offer (the “Tender Offer”), subject to a customary increase if the Tender Offer is oversubscribed. The Company will fund the tender offer with a combination of existing cash on the Company’s balance sheet and a portion of the proceeds from the $1 billion investment in the Notes by Silver Lake described in Item 1.01 to this Current Report on Form 8-K.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of applicable federal securities law, and generally include words such as “believes,” “expects,” “intends,” “anticipates,” “estimates” and similar expressions. The Company can give no assurance that any actual or future results or events discussed in these statements will be achieved. Any forward-looking statements represent the Company’s views only as of today and should not be relied upon as representing the Company’s views as of any subsequent date. Readers are cautioned that such forward-looking statements are subject to a variety of risks and uncertainties that could cause the Company’s actual results to differ materially from the statements contained in this release. Such forward-looking statements include, but are not limited to, statements relating to the investment by Silver Lake and the use of the proceeds and benefits thereof, the intent to commence a tender offer and our intent to maintain liquidity and investment grade ratings. Motorola Solutions cautions the reader that the risk factors below, as well as those on pages 9 through 20 in Item 1A of Motorola Solutions, Inc.’s 2014 Annual Report on Form 10-K and in its other SEC filings available for free on the SEC’s website at www.sec.gov and on Motorola Solutions’ website at www.motorolasolutions.com, could cause Motorola Solutions’ actual results to differ materially from those estimated or predicted in the forward-looking statements. Many of these risks and uncertainties cannot be controlled by Motorola Solutions and factors that may impact forward-looking statements include, but are not limited to: (1) the economic outlook for the government communications industry; (2) the impact of foreign currency fluctuations on the Company; (3) the level of demand for the Company’s products; (4) the Company’s ability to introduce new products and technologies in a timely manner; (5) negative impact on the Company’s business from global economic and political conditions, which may include: (i) continued deferment or cancellation of purchase orders by customers; (ii) the inability of customers to obtain financing for purchases of the Company’s products; (iii) increased demand to provide vendor financing to customers; (iv) increased financial pressures on third-party dealers, distributors and retailers; (v) the viability of the Company’s suppliers that may no longer have access to necessary financing; (vi) counterparty failures negatively impacting the Company’s financial position; (vii) changes in the value of investments held by the Company’s pension plan and other defined benefit plans, which could impact future required or voluntary pension contributions; and (viii) the Company’s ability to access the capital markets on acceptable terms and conditions; (6) the impact of a security breach or other significant disruption in the Company’s IT systems, those of its partners or suppliers or those the Company sells to or operates or maintains for its customers; (7) the outcome of ongoing and future tax matters; (8) the Company’s ability to purchase sufficient materials, parts and components to meet customer demand, particularly in light of global economic conditions and reductions in the Company’s purchasing power; (9) risks related to dependence on certain key suppliers, subcontractors, third-party distributors and other representatives; (10) the impact on the Company’s performance and financial results from strategic acquisitions or divestitures; (11) risks related to the Company’s manufacturing and business operations in foreign countries; (12) the creditworthiness of the Company’s customers and distributors, particularly purchasers of large infrastructure systems; (13) exposure under large systems and managed services contracts, including risks related to the fact that certain customers require that the Company build, own and operate their systems, often over a multi-year period; (14) the ownership of certain logos, trademarks, trade names and service marks including “MOTOROLA” by Motorola Mobility Holdings, Inc.; (15) variability in income received from licensing the Company’s intellectual property to others, as well as expenses incurred when the Company licenses intellectual property from others; (16) unexpected liabilities or expenses, including unfavorable outcomes to any pending or future litigation or regulatory or similar proceedings; (17) the impact of the percentage of cash and cash equivalents held outside of the United States; (18) the ability of the Company to pay future dividends due to possible adverse market conditions or adverse impacts on the Company’s cash flow; (19) the ability of the Company to repurchase shares under its repurchase program due to possible adverse market conditions or adverse impacts on the Company’s cash flow; (20) the impact of changes in governmental policies, laws or regulations; (21) negative consequences from the Company’s outsourcing of various activities, including certain business operations, information technology and administrative functions; (22) the impact of the sale of the Company’s enterprise legacy information systems, including components of the enterprise resource planning (ERP) system and the implementation of a new ERP system; (23) the satisfaction of the conditions to closing the investment by Silver Lake; (24) the ability of Motorola Solutions to commence and complete the intended tender offer for its shares, including the amount of such tender offer; and (25) the ability of Motorola Solutions to maintain liquidity and an investment grade rating. Motorola Solutions undertakes no obligation to publicly update any forward-looking statement or risk factor, whether as a result of new information, future events or otherwise.

Additional Information for Investors

This communication is for informational purposes only, is not a recommendation to buy or sell Motorola Solutions common stock, and does not constitute an offer to buy or the solicitation to sell shares of Motorola Solutions common stock. The tender offer described in this communication has not yet commenced, and there can be no assurances that Motorola Solutions will commence the tender offer on the terms described in this communication or at all. The tender offer will be made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Motorola Solutions expects to file with the Securities and Exchange Commission upon commencement of the tender offer. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Once the tender offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that Motorola Solutions will be filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Additional copies of these materials may be obtained for free by contacting Motorola Solutions at 1303 E. Algonquin Road, Schaumburg, Illinois, 60196, Attn: Investor Relations, or Alliance Advisors, LLC, the information agent for the tender offer, at 855-737-3180.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description

10.1	Investment Agreement, by and among Motorola Solutions, Inc., Silver Lake Partners IV, L.P. and Silver Lake Partners IV Cayman (AIV II), L.P., dated as of August 4, 2015

10.2	Form of Indenture related to 2% Convertible Senior Notes due 2020

99.1	Press Release announcing the Silver Lake Transaction, dated August 5, 2015

99.2	Press Release announcing financial results for the quarter ended July 4, 2015, dated August 5, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOTOROLA SOLUTIONS, INC. (Registrant)

Dated: August 5, 2015	By:	/s/ John K. Wozniak
Name: John K. Wozniak
Title: Corporate Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description

10.1	Investment Agreement, by and among Motorola Solutions, Inc., Silver Lake Partners IV, L.P. and Silver Lake Partners IV Cayman (AIV II), L.P., dated as of August 4, 2015

10.2	Form of Indenture related to 2% Convertible Senior Notes Due 2020

99.1	Press Release announcing the Silver Lake Transaction, dated August 5, 2015

99.2	Press Release announcing financial results for the quarter ended July 4, 2015, dated August 5, 2015